August 5, 2015

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Gregory Dundas, Attorney-Advisor

Re:	Orbital Tracking Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed July 14, 2015 File No. 333-204126

Ladies and Gentlemen:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated July 24, 2015 (the “Comment Letter”) relating to Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”) of Orbital Tracking Corp. (the “Company”) filed on July 14, 2015. The Company is simultaneously filing Amendment No. 2 to the Registration Statement (the “Amendment No. 2”).

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

General

1.
We note that you have increased the number of shares being registered, but have recalculated the registration fee for all securities being registered based upon a more recent trading price for your common stock. Please note that you do not recalculate the registration fee for securities previously registered. Pursuant to Rule 457(a) of the Securities Act, you pay an additional registration fee only on the additional securities included by pre-effective amendment. Please revise accordingly.

Response:

The Company has paid the additional registration fee on the additional securities included by Amendment No. 1 and revised the disclosures in the Amendment accordingly.

2.
We note your response to prior comment 6 that the company’s counsel has resubmitted the confidential treatment applications. We have yet to receive the applications. Please note that the effectiveness of the registration statement depends on, among other things, the resolution of the confidential treatment applications.

Response:

The Company has submitted the confidential treatment applications.

Security Ownership of Certain Beneficial Owners and Management, page 35

3.
You disclose in footnotes (4), (5) and (6) to the table that the holders of Series C, D and E preferred shares are entitled to one vote for each share of preferred stock. Please reconcile this disclosure with the disclosure on pages 43 and 44 that the holders of Series C, D and E preferred stock are entitled to 10, 20 and 10 votes for each share of preferred stock, respectively.

Response:

The Company has revised the disclosures in footnotes (4), (5) and (6).

4.
For each beneficial holder, please disclose the number of shares you are not including in the beneficial ownership amounts of common stock due to the beneficial ownership limitations on conversion of the relevant preferred stock. Similarly, disclose the number of votes you are not including in each person’s total voting power due to the beneficial ownership limitations on voting rights of the relevant preferred stock.

Response:

The Company has revised the disclosures in the footnotes to the beneficial ownership table to respond to the comment above.

Please do not hesitate to contact the undersigned at (646) 810-0610 if you have any questions or comments.  Thank you.

Sincerely,

/s/ Avital Even-Shoshan, Esq.

Cc: David Phipps
      Harvey Kesner, Esq.